ETF Securities USA LLC

c/o ETF Securities Representative Office
2 London Wall Buildings, 6th Floor
London, EC2M 5UU, UK

   January 12, 2011

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1/A, Pre-Effective Amendment No. 2 (File No. 333-168277)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ETFS Asian Gold Trust (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m. (EDT) on January 12, 2011 or as soon thereafter as practicable.

In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Graham Tuckwell

Graham Tuckwell

President & Chief Executive Officer

ETF Securities USA LLC

Cc:       Mr. H. Roger Schwall

Mr. Sirimal Mukerjee

Ms. Laura Nicholson

Mr. Peter J. Shea